BP6/22 X

07007863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 5 2007
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 35565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/ 2006 AND ENDING 12/31/ 2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Raphael Aryeh and Associates~~ RAPHAEL ARYEH

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141-51 72nd Crescent
(No. and Street)

Flushing New York 11367
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raphael Aryeh (718) 263-4852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mr. David Korn
(Name – *if individual, state last, first, middle name*)

38 Niles Place Staten Island New York 10314
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 25 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RAPHAEL ARYEH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAPHAEL ARYEH AND ASSOCIATES, as of 12 / 31, 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

ADAM D. ROTH
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NASSAU COUNTY
REG. #01RO6139150
MY COMM. EXP JANUARY 3, 2010

2/26/2007
Notary Public

Signature
GENERAL PARTNER
RAPHAEL ARYEH
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition. (STATEMENT OF CASH FLOW)
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/88

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER RAPHAEL ARYEH AND ASSOCIATES [13]	SEC FILE NO 8-35565 [14] FIRM ID. NO. 17858 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.) 141-51 72nd Crescent [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY) 1/1/2006 [24]
Flushing [21] New York [22] 11367 [23] (City) (State) (Zip Code)	AND ENDING (MM/DD/YY) 12/31/2006 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT Raphael Aryeh [30]	(Area Code)—Telephone No. (718) 263-4852 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 22 day of February, 2007

Manual signatures of:

1) Raphael Aryeh
Principal Executive Officer or Managing Partner

2) Same
Principal Financial Officer or Partner

3) Same
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Mr. David Korn 70

ADDRESS Number and Street	City	State	Zip Code
38 Niles Place 71	Staten Island 72	New York 73	10314 74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC SEQ NO	CARD			
50	51	52	53			

ASSETS

Consolidated ○ [0198] Unconsolidated ● [0199]

		Allowable	Non-Allowable	Total
1.	Cash	27,467 [0200]		27,467 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	[0295]		
	B. **Other**	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	54 [0600]	54 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	83,553 [0424]		
	E. **Spot commodities**	[0430]		83,553 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities** [0160]			

7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. **Exempted securities** [0170]			
	B. **Other securities** [0180]			
8.	Memberships in exchanges:			
	A. **Owned, at market** [0190]			
	B. **Owned, at cost**		[0650]	
	C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	[0535]	[0735]	0 [0930]
12.	**TOTAL ASSETS**	111,020 [0540]	54 [0740]	111,074 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	4,243 [1205]	[1385]	4,243 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

[1000]			
2. Includes equity subordination (15c3-1(d)) of			
[1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	4,243 [1230]	0 [1450]	4,243 [1760]

Ownership Equity

		Total
21. Sole proprietorship		[1770]
22. Partnership (limited partners [1020])	106,831	106,831 [1780]
23. Corporations:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		0 [1795]
F. Less capital stock in treasury		[1796]
24. TOTAL OWNERSHIP EQUITY		106,831 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		111,074 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning	10/01/2006 [3932]	Period Ending	12/31/2006 [3933]	Number of months	3 [3931]

REVENUE

1.	Commissions:		
	a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
	b.	**Commissions on listed option transactions**	[3938]
	c.	**All other securities commissions**	76,543 [3939]
	d.	**Total securities commissions**	76,543 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	**From market making in options on a national securities exchange**	[3945]
	b.	**From all other trading**	[3949]
	c.	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts		-735 [3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		4,112 [3995]
9.	Total revenue		79,920 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a.	**Includes interest on accounts subject to subordination agreements** [4070]	
14.	Regulatory fees and expenses		2,916 [4195]
15.	Other expenses		45,700 [4100]
			48,616

16.	Total expenses		[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		31,304 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		31,304 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		-1,508 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☑ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			106,831 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			106,831 [3500]
4.	Add:			
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			0 [3520]
	B. **Other (deductions) or allowable credits (List)**			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			106,831 [3530]
6.	Deductions and/or charges:			
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		54 [3540]	
	B. **Secured demand note deficiency**		[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
	D. **Other deductions and/or charges**		546 [3610]	-600 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			106,231 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. **Contractual securities commitments**		[3660]	
	B. **Subordinated securities borrowings**		[3670]	
	C. **Trading and investment securities:**			

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			106,231 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	282 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	101,231 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	105,806 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			4,243 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts (List)			

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	4,243 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 4 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			94,411 [4240]
	A.	Net income (loss)		31,304 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	18,884 [4272])	-18,884 [4270]
2.	Balance, end of period (From item 1800)			106,831 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 19____ [8004]
or if less than 12 months

Report for the period beginning 01/01/06 [8005] and ending 12/31/06 [8006]
MM DD YY

SEC FILE NUMBER
8- 35565 [8011]

1. NAME OF BROKER DEALER
RAPHAEL ARYEH AND ASSOCIATES [8020] N 9

OFFICIAL USE ONLY [802_]
Firm No. M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME: NONE	8053		805_
NAME:	8054		805_
NAME:	8055		805_
NAME:	8056		806_

3. Respondent conducts a securities business exclusively with registered broker-dealers:
(enter applicable code: 1=Yes 2=No) 1 [807_]

4. Respondent is registered as a specialist on a national securities exchange:
(enter applicable code: 1=Yes 2=No) 2 [807_]

5. Respondent makes markets in the following securities:
(a) equity securities .... (enter applicable code: 1=Yes 2=No) 2 [807_]
(b) municipals .... (enter applicable code: 1=Yes 2=No) 2 [807_]
(c) other debt instruments .... (enter applicable code: 1=Yes 2=No) 2 [807_]

6. Respondent is registered solely as a municipal bond dealer:
(enter applicable code: 1=Yes 2=No) 2 [807_]

7. Respondent is an insurance company or an affiliate of an insurance company:
(enter applicable code: 1=Yes 2=No) 2 [807_]

8. Respondent carries its own public customer accounts:
(enter applicable code: 1=Yes 2=No) 2 [808_]

9. Respondent's total number of public customers accounts:
(carrying firms filing X-17A-5 Part II only)
(a) Public customer accounts .... N/A [808_]
(b) Omnibus accounts .... N/A [808_]

10. Respondent clears its public customer and/or proprietary accounts:
(enter applicable code: 1=Yes 2=No) 2 [80_]

RAPHAEL ARYEH & ASSOCIATES
Independent Financial Services
Member NASD & SIPC
141-51 72nd Crescent
Flushing, NY 11367
PH 718-263-4852 FAX 718-268-3413

FOCUS REPORT

Schedule I

RAPHAEL ARYEH
141-51 72nd
FLUSHING, NY
(718) 263-4852

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing N/A		8089
(e) Other		8090
If Other please describe:		
(f) Not applicable		8091

12. (a) Respondent maintains membership(s) on national securities exchange(s):

(enter applicable code: 1=Yes 2=No)	2	8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees	2	8101
(b) Number of full-time registered representatives employed by respondent included in 13 (a)	0	8102

14. Number of NASDAQ stocks respondent makes market	0	8103
15. Total number of underwriting syndicates respondent was a member	0	8104

(Carrying or clearing firms filing X-17A-5 Part II)

16. Number of respondent's public customer transactions:

Actual	0	8105
Estimate	0	8106
(a) equity securities transactions effected on a national securities exchange	0	8107
(b) equity securities transactions effected other than on a national securities exchange	0	8108
(c) commodity, bond, option, and other transactions effected on or off a national securities exchange	0	8109

RAPHAEL ARYEH & ASSOCIATES
Independent Financial Services
Member NASD & SIPC
141-51 72nd Crescent
Flushing, NY 11367
PH 718-26... FAX 718-268-3413

FOCUS REPORT

Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code: 1=Yes 2=No)	1	8111
18. Number of branch offices operated by respondent	0	8112
19. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank (enter applicable code: 1=Yes 2=No)	2	8113
20. (a) Respondent is a subsidiary of a registered broker-dealer (enter applicable code: 1=Yes 2=No)	2	8114
(b) Name of parent		8116
21. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code: 1=Yes 2=No)	2	8115
22. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code: 1=Yes 2=No)*	2	8117
23. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	$ 0	8118

**Required in any Schedule I filed for the calendar year 1978 and succeeding years.*

RAPHAEL ARTER & ASSOCIATES
Independent Financial Services
Member NASD & SIPC
141-51 72nd Crescent
Flushing, NY 11367
PH 718-26[illegible] FAX 718-268-3413

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code: 1=Yes 2=No) | 1 | 8111

18. Number of branch offices operated by respondent . . . . | 0 | 8112

19. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank (enter applicable code: 1=Yes 2=No) | 2 | 8113

20. (a) Respondent is a subsidiary of a registered broker-dealer (enter applicable code: 1=Yes 2=No) | 2 | 8114

(b) Name of parent ______________ 8116

21. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code: 1=Yes 2=No) | 2 | 8115

22. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code: 1=Yes 2=No)* | 2 | 8117

23. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period . . . . | $ 0 | 8118

**Required in any Schedule I filed for the calendar year 1978 and succeeding years.*

Raphael Aryeh & Associates
Profit & Loss Statement
2006

	Final
Ordinary Income/Expense	
Income	
IARD Income	50,252.00
Service Revenue	28,290.83
Total Income	78,542.83
Gross Profit	78,542.83
Expense	
Bank Service Charges	280.20
Business License & Fees	880.29
Business Promotion	2,859.65
Car/Truck Expense	
Auto Repairs & Maintenanc	412.50
Gas	862.09
Parking & Tolls	998.65
Registration & License	-52.75
Total Car/Truck Expense	2,323.89
Electric	1,029.90
Insurance	
Auto Insurance	539.70
Professional Liability Ins	1,659.00
General Liability Insurance	475.75
Total Insurance	2,674.45
Office Expense	198.48
Office Supplies	264.01
Office Equipment	4,912.75
Pension - SEP	11,000.00
Postage and Delivery	868.90
Printing and Reproduction	1,070.20
Professional Fees	
Accounting Fees	1,505.00
Total Professional Fees	1,505.00
Regulatory fees	2,916.02
Rent	1,500.00
Taxes	
Federal Taxes	2,200.00
NYS Income Tax	1,800.00
Property Taxes	766.75
Water	173.09
Total Taxes	4,939.84
Telephone and Fax	
Internet	335.48
Telephone and Fax - Other	2,426.55
Total Telephone and Fax	2,761.01
Travel & Entertainment	
Travel	7,272.60
Total Travel & Entertainment	7,272.60
Total Expense	48,615.98
Net Ordinary Income	27,926.65
Other Income/Expense	
Other Income	
Interest Income	4,107.94
Other Income	4.25
	(735.00)
Unrealized Gain/Loss	3,377.19
Total Other Income	3,377.19
Net Other Income	31,303.84
Net Income	

RAPHAEL ARYEH & ASSOCIATES
COMPARATIVE BALANCE SHEETS
2006

	Dec 31, 06
ASSETS	
Current Assets	
Checking/Savings	
Citi - Checking	3,312.48
Citi - Day to Day	24,154.16
Total Checking/Savings	27,466.64
Accounts Receivable	
Accounts Receivable	54.08
IARD A/R	0.00
Total Accounts Receivable	54.08
Other Current Assets	
Treasury Bills - Cost	
Change in Market Value	(903.00)
Treasury Bills - Cost - Other	84,456.00
Total Treasury Bills - Cost	83,553.00
Total Other Current Assets	83,553.00
Total Current Assets	111,073.72
Fixed Assets	
Building Improvements	
A/D - Building Improvements	(2,407.50)
Building Improvements - Other	2,407.50
Total Building Improvements	0.00
Total Fixed Assets	0.00
TOTAL ASSETS	111,073.72
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued expenses	200.00
Miscellaneous payable	
Total Other Current Liabilities	200.00
Total Current Liabilities	200.00
Long Term Liabilities	
Reserve for Eventuality	3,043.00
Total Long Term Liabilities	3,043.00
Total Liabilities	3,243.00
Equity	
Partner's Net Worth - PA	8,314.98
Partner's Net Worth - RA	
Drawings	(28,074.26)
Partner's Net Worth - RA - Other	62,575.98
Total Partner's Net Worth - RA	34,501.72
Retained Earnings	32,710.18
Net Income	32,303.84
Total Equity	107,830.72
TOTAL LIABILITIES & EQUITY	111,073.72

Accrual Basis

Trial Balance

As of December 31, 2006

	Dec 31, 06	
	Debit	Credit
Citi - Checking	3,312.48	
Citi - Day to Day	24,154.16	
Accounts Receivable	54.08	
IARD A/R	0.00	
Prepaid Expenses	0.00	
Treasury Bills - Cost	84,456.00	
Treasury Bills - Cost:Change In Market Value		903.00
Undeposited Funds	0.00	
Building Improvements	2,407.50	
Building Improvements:A/D - Building Improvements		2,407.50
Other assets	0.00	
Accrued expenses		200.00
Miscellaneous payable	0.00	
Reserve for Eventuality		3,043.00
Opening Bal Equity	0.00	
Partner's Net Worth - PA		8,314.98
Partner's Net Worth - RA		62,575.98
Partner's Net Worth - RA:Drawings	28,074.26	
Retained Earnings		32,710.18
IARD Income		50,252.00
Product Revenue		0.15
Service Revenue		26,290.48
Bank Service Charges	260.20	
Business License & Fees	660.28	
Business Promotion	2,659.65	
Car/Truck Expense:Auto Repairs & Maintenance	412.50	
Car/Truck Expense:Gas	862.09	
Car/Truck Expense:Parking & Tolls	996.55	
Car/Truck Expense:Registration & License	52.75	
Dues and Subscriptions	128.45	
Electric	1,028.90	
Insurance:Auto Insurance	539.70	
Insurance:General Liability Insurance	475.75	
Insurance:Professional Liability Ins	1,659.00	
Office Equipment	4,912.75	
Office Expense	198.48	
Office Supplies	264.01	
Pension - SEP	11,000.00	
Postage and Delivery	668.80	
Printing and Reproduction	1,070.20	
Professional Fees:Accounting Fees	505.00	
Regulatory fees	2,916.02	
Rent	1,500.00	
Taxes:Federal Taxes	2,200.00	
Taxes:NYS Income Tax	1,800.00	
Taxes:Property Taxes	766.75	
Taxes:Water	173.09	
Telephone and Fax	2,425.55	
Telephone and Fax:Internet	207.01	
Travel & Entertainment:Travel	7,272.50	
Interest Income		4,107.94
Other Income		4.25
Unrealized Gain/Loss	735.00	
TOTAL	190,809.46	190,809.46

RAPHAEL ARYEH & ASSOCIATES

Statements of Cash Flows

Year ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 31,304	$ 32,710
Adjustments to reconcile net income to		
to net cash provided by operating activities:		
Unrealized (gain) loss on marketable securities	735	(249)
Changes in assets and liabilities:		
Accounts receivable	13,295	(13,349)
Prepaid expenses		1,821
Other assets		31
Accounts payable and accrued expenses	(200)	36
Total adjustments	13,830	(11,710)
Net cash provided by operating activities	45,134	21,000
Cash flows from financing activities:		
Payments on distributions	(18,884)	(23,384)
Net cash used in investing activities	(18,884)	(23,384)
Net increase (decrease) in cash	26,250	(2,384)
Cash, beginning of year	1,217	3,601
Cash, end of year	$ 27,467	$ 1,217

Supplemental disclosures:

There were no amounts paid for taxes or interest during the years ended December 31, 2006 and 2005.

The accompanying notes are an integral part of these financial statements.

DAVID KORN, CPA
38 NILES PLACE
STATEN ISLAND, NY 10314
(718) 698-7322 david.korn.cpa@gmail.com

To the Partners of
Raphael Aryeh & Associates
Queens, New York

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Raphael Aryeh & Associates as of December 31, 2006 and 2005 and the related statement of income, changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of Raphael Aryeh & Associates' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raphael Aryeh & Associates as of December 31, 2006 and 2005 and the results of its operations, changes in members' Capital and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Korn

February 5, 2007

RAPHAEL ARYEH & ASSOCIATES

Financial Statements

and

Independent Auditors' Report

Years ended December 31, 2006 and 2005

RAPHAEL ARYEH & ASSOCIATES
Statements of Financial Condition
December 31, 2006 and 2005

	2006	2005
Assets		
Cash	$ 27,467	$ 1,217
Investments	83,553	84,288
Accounts receivable		
Advisory fees		13,270
Commissions	54	79
Total accounts receivable	54	13,349
Total assets	$ 111,074	$ 98,854
Liabilities and Members' Capital		
Liabilities:		
Accounts payable and accrued expenses	$ 4,243	$ 4,443
Members' Capital:		
Members' Capital	106,831	94,411
Total liabilities and members' capital	$ 111,074	$ 98,854

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH & ASSOCIATES
Statements of Changes in Members' Capital
Years ended December 31, 2006 and 2005

	2006	2005
Members' Capital, beginning of year	$ 94,411	$ 85,085
Net income	31,304	32,710
Members' distributions	(18,884)	(23,384)
Members' Capital, end of year	$ 106,831	$ 94,411

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH & ASSOCIATES
Statements of Cash Flows
Year ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 31,304	$ 32,710
Adjustments to reconcile net income to to net cash provided by operating activities:		
Unrealized (gain) loss on marketable securities	735	(249)
Changes in assets and liabilities:		
Accounts receivable	13,295	(13,349)
Prepaid expenses		1,821
Other assets		31
Accounts payable and accrued expenses	(200)	36
Total adjustments	13,830	(11,710)
Net cash provided by operating activities	45,134	21,000
Cash flows from financing activities:		
Payments on distributions	(18,884)	(23,384)
Net cash used in investing activities	(18,884)	(23,384)
Net increase (decrease) in cash	26,250	(2,384)
Cash, beginning of year	1,217	3,601
Cash, end of year	$ 27,467	$ 1,217

Supplemental disclosures:
There were no amounts paid for taxes or interest during the years ended December 31, 2006 and 2005.

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH & ASSOCIATES
Notes to Financial Statements
Years ended December 31, 2006 and 2005

1. ORGANIZATION AND NATURE OF BUSINESS

Raphael Aryeh & Associates (the Company) was organized as a Partnership under laws of the State of New York in 1978. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Investments

Sales of securities and related revenue and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at their quoted market prices and the resulting unrealized gains and losses are reflected in trading on the statement of income and changes in members' capital based on the last price on the securities exchanges on which they trade.

Marketable securities are valued at market value.

Commissions and Advisory Fees

Commissions earned as an introducing broker and the related expenses are recorded on a trade date basis as securities transactions occur. Advisory fees are earned earned from providing financial advisory services.

3. CONCENTRATIONS OF CREDIT RISK

Financial investments, which potentially subject the Company to concentrations of credit risk, consist of investments and receivables. In an attempt to limit the credit risk, the Organization places its investment funds in U.S. Treasury securities. The Company maintains that credit risk for its accounts receivable is minimal due to experience with its client base.

4. ACCOUNTS RECEIVABLE – ADVISORY FEES

Accounts receivable – advisory fees reflected on the statement of financial condition is cash held by investment companies.

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, directly to investment companies, which maintain the customer accounts and clears such transactions.

5. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the financial instruments recognized in the statement of financial condition (including receivables and payables) approximate their carrying value, as such financial instruments are short-term in nature.

6. INCOME TAXES

The Company is treated as a partnership for Federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

7. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission ("SEC") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The

RAPHAEL ARYEH & ASSOCIATES
Statements of Income
Years ended December 31, 2006 and 2005

	2006	2005
Income:		
Advisory fees	$ 50,252	$ 48,673
Commissions	26,291	19,625
Interest	4,112	2,244
Unrealized gain (loss) on securities	(735)	249
Total income	79,920	70,791
Expenses:		
Bank Service Charges	260	252
Advertising/Business Promotion	2,660	1,704
Automobile Expense	2,324	1,819
Electric	1,029	1,016
Insurance	2,674	3,208
Office Equipment	4,913	1,230
Office Expense	462	711
Pension – SEP	11,000	11,000
Postage & Delivery	669	81
Printing and Reproduction	1,070	420
Professional Fees	1,505	2,400
Regulatory fees	3,576	4,426
Rent	1,500	1,500
Taxes	4,940	988
Telephone and Fax	2,761	2,608
Travel & Entertainment	7,273	4,718
Total expenses	48,616	38,081
Net income	$ 31,304	$ 32,710

The accompanying notes are an integral part of these financial statements.

7. NET CAPITAL REQUIREMENT (cont.)

Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Minimum net capital is defined as the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2006 and 2005, the Company had net capital of $ 106,231 and $80,487, which was $101,231 and $75,487 in excess of its required net capital of $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.040 and 0.055 to 1, respectively.

8. RELATED PARTY TRANSACTIONS

The Company had transactions with its managing member throughout the year. These transactions included but were not limited to the following items:

- Funds advanced to the company by members for certain working capital needs that are due on demand without interest.
- Charges by the members to the Company for rent, utilities, automobile and other expenses incurred by the Company during the course of operations.

RAPHAEL ARYEH & ASSOCIATES
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL	
Members' capital	$ 106,831
Subordinated loan	—
TOTAL CAPITAL AND SUBORDINATED LIABILITIES	106,831
NONALLOWABLE ASSETS	
Other assets	54
TOTAL NONALLOWABLE ASSETS	54
NET CAPITAL BEFORE HAIRCUTS	106,777
Haircuts on securities	546
NET CAPITAL	$ 106,231
Aggregate indebtedness – total liabilities per statement of financial condition	$ 4,243
Minimum net capital required (6 2/3% of aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$ 101,231
Ratio of aggregate indebtedness to net capital	0.040

There were no material differences between the audited computation of net capital above and the corresponding schedule included in the Company's unaudited December 31, 2006 Part IIA FOCUS filing.

RAPHAEL ARYEH & ASSOCIATES
STATEMENT REGARDING RULE 15c3-3 OF
THE SECURITIES EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities Exchange Commission under subparagraph k(2)(ii) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

DAVID KORN, CPA
38 NILES PLACE
STATEN ISLAND, NY 10314
(718) 698-7322 david.korn.cpa@gmail.com

To the Partners of
Raphael Aryeh & Associates
Queens, New York

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Raphael Aryeh & Associates as of December 31, 2006 and 2005 and the related statement of income, changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of Raphael Aryeh & Associates' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raphael Aryeh & Associates as of December 31, 2006 and 2005 and the results of its operations, changes in members' Capital and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Korn

February 5, 2007

END